Exhibit 99.1

IAMGOLD ANNOUNCES FURTHER INVESTMENT IN AVNEL

Toronto, Ontario, June 15, 2011 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced that, today, it acquired 5,000,000 common shares of Avnel Gold Mining Limited (“Avnel”) (AVK: TSX), as the result of a purchase of common shares from an Avnel shareholder, on a prospectus exempt basis.

IAMGOLD now owns 16,250,000 common shares of Avnel or approximately 8.48% of the outstanding common shares.  If IAMGOLD were to exercise its current common share purchase warrants of Avnel, it would own 23,875,000 common shares of Avnel or approximately 12.45% of the outstanding common shares.

The common shares of Avnel acquired today by IAMGOLD were acquired for investment purposes.  IAMGOLD does not have any present intention to acquire ownership of, or control or direction over, additional securities of Avnel.  It is the intention of IAMGOLD to evaluate its investment in Avnel on a continuing basis and such holdings may be increased or decreased in the future.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines (including current joint ventures and investments in associates) on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.   IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815
Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

For further information:
IAMGOLD has filed an early warning report on Avnel Gold Mining Limited’s SEDAR profile at www.sedar.com.  A copy of the report may be obtained by contacting Laura Young at 416 933 4952.